UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 21, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Theratechnologies Inc.

File No. 001-35203 - CF#30735

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Theratechnologies Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to a Form 20-F filed on February 27, 2014 and amended on April 7, 2014.

Based on representations by Theratechnologies Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

       Exhibit 4.12   through December 10, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary